The business integration described in this press release involves securities of a foreign company.  The business integration is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business integration, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

January 20, 2017

To whom it may concern:

Company Name: Fukuoka Financial Group, Inc.
Representative: Takashige Shibato, President
Head Office: 8-3, Otemon 1 chome, Chuo-ku, Fukuoka
(Code No. 8354 TSE First Section, FSE)
Contact: Hiroshi Miyoshi, General Manager, Corporate Planning Division
(Phone +81-92-723-2622)
Company Name: The Eighteenth Bank, Limited
Representative: Takujiro Mori, Representative Executive Officer & President
Head Office: 1-11, Doza–machi, Nagasaki
(Code No. 8396 TSE First Section, FSE)
Contact: Kiyoshi Adachi, General Manager, Corporate Planning Division
(Phone +81-95-828-8099)

Notice concerning Schedule for Business Integration of Fukuoka Financial Group, Inc.
and The Eighteenth Bank, Limited

As we announced in the press release released on February 26, 2016, titled “Memorandum of Understanding regarding Business Integration,” Fukuoka Financial Group, Inc. (President: Takashige Shibato) and The Eighteenth Bank, Limited (Representative Executive Officer & President: Takujiro Mori) executed a memorandum of understanding under which we would promote consultation and consideration toward the realization of a business integration (hereinafter referred to as the “Business Integration”).

While we announced, in the press release released on August 30, 2016, titled “Notice concerning Schedule for Execution of Definitive Agreement regarding Business Integration” and in the press release released on November 10, 2016, titled “Notice concerning Schedule for Holding Extraordinary General Meeting of Shareholders regarding Business Integration,” that, since the relevant review of the business combination by Japan Fair Trade Commission had not been completed, we would postpone the execution of the definitive agreement regarding the Business Integration and holding the Extraordinary General Meeting of Shareholders, which had been initially scheduled in August 2016 and in December 2016 respectively, as the relevant review is currently ongoing, we will postpone the future schedule as follows.

We will continuously work on this matter, aiming to realize the Business Integration soon.

Future Schedule

	Before Change	After Change
Effective Date of Share Exchange	April 1, 2017 (planned)	October 1, 2017 (planned)
Merger by and between Eighteenth Bank and Shinwa Bank	April 2018 (planned)	October 2018 (planned)

<Contact for inquiries regarding this matter>
Fukuoka Financial Group:	Corporate Planning Division, Corporate Strategy Group Phone +81-92-723-2622
Eighteenth Bank:	Corporate Planning Division Phone +81-95-828-8099